PROSPECTUS

2,775,851 Shares

PACIFIC ETHANOL, INC.

Common Stock
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This a public offering of 2,775,851 shares of our common stock, including an aggregate of 2,081,888 issued and outstanding shares of our common stock and an aggregate of 693,963 shares of our common stock underlying a warrant. All shares are being offered by the selling security holder identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling security holder. Our common stock is quoted on the Nasdaq Global Market under the symbol “PEIX.” On November 3, 2006, the closing sale price of our common stock on the Nasdaq Global Market was $15.34 per share.

The mailing address and the telephone number of our principal executive offices are 5711 N. West Avenue, Fresno, California 93711, (559) 435-1771.
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Investing in our shares of common stock involves risks. See “Risk Factors” beginning on page 7 for factors you should consider before buying shares of our common stock.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2006.

PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus. In this prospectus, the words “we,” “us,” “our” and similar terms refer to Pacific Ethanol, Inc., a Delaware corporation, together with its subsidiaries unless the context provides otherwise.

Pacific Ethanol, Inc.

Our primary goal is to become the leading producer and marketer of renewable fuels in the Western United States.

We are currently engaged in the business of producing and marketing ethanol in the Western United States. We provide transportation, storage and delivery of ethanol through third-party service providers and sell ethanol primarily in California, Nevada, Arizona, Washington, Oregon and Colorado. We have extensive customer relationships throughout the Western United States and extensive supplier relationships throughout the Western and Midwestern United States.

We believe that we have a competitive advantage due to the market niche that we have developed by supplying ethanol to customers in several major metropolitan and rural markets in California and other Western states. We also believe that the experience of our management over the past two decades and our ethanol marketing and sales operations conducted over the past five years have enabled us to establish valuable relationships in the ethanol marketing industry and understand the business of marketing ethanol.

We have recently completed construction of an ethanol production facility in Madera County, California, which is expected to produce at least 35 million gallons of ethanol per year. This facility is currently undergoing start-up testing and we expect to begin the production and sale of ethanol and its co-products by mid-November 2006. We are also constructing an ethanol production facility located in Boardman, Oregon, which when completed is expected to produce at least 35 million gallons of ethanol per year. In addition, we are currently in advanced stages of development of three other ethanol facilities in two Western states. We also intend to construct or otherwise acquire additional ethanol production facilities as financing resources and business prospects make the construction or acquisition of these facilities advisable.

In October 2006, we acquired from Eagle Energy, LLC 10,095 Class B Voting Units representing approximately 42% of the outstanding membership interests of Front Range Energy, LLC, which owns and operates a corn ethanol production facility located in Windsor, Colorado, with nameplate annual production capacity of 40 million gallons. The facility is capable of operating at an annual production rate of approximately 47 million gallons, subject to modification of applicable permits. As consideration for the acquisition of the membership interests, we paid to Eagle Energy, LLC $30 million in cash and issued to Eagle Energy, LLC an aggregate of 2,081,888 shares of our common stock and a warrant to purchase an aggregate of up to 693,963 shares of our common stock at an exercise price of $14.41 per share. The warrant is exercisable immediately through and including October 17, 2007. The warrant contains both cash and cashless exercise provisions.

In May 2006, we raised an aggregate of $145 million in gross proceeds in a private offering at $26.38 per share and issued 5,496,583 shares of common stock and warrants to purchase an aggregate of 2,748,297 shares of common stock at an exercise price of $31.55 per share. Net proceeds from this private offering totaled approximately $138 million, a portion of which will be used to complete the construction of additional ethanol production facilities.

In April 2006, we raised $84 million in a private offering of our Series A Cumulative Redeemable Convertible Preferred Stock and secured up to approximately $34 million in debt financing. A portion of the preferred stock financing and the entire amount of the debt financing may be used to complete the construction of additional ethanol production facilities. The debt financing may also be used in connection with a refinancing of our ethanol production facility in Madera County.

A portion of the preferred stock financing and the entire amount of the debt financing may be used to complete the construction of additional ethanol production facilities.

In March 2005, we completed a share exchange transaction, or Share Exchange Transaction, with the shareholders of PEI California, and the holders of the membership interests of each of Kinergy Marketing, LLC, or Kinergy, and ReEnergy, LLC, or ReEnergy. Upon completion of the Share Exchange Transaction, we acquired all of the issued and outstanding shares of capital stock of PEI California and all of the outstanding membership interests of each of Kinergy and ReEnergy. Immediately prior to the consummation of the Share Exchange Transaction, our predecessor, Accessity Corp., a New York corporation, or Accessity, reincorporated in the State of Delaware under the name Pacific Ethanol, Inc.

Corporate Information

Our principal executive offices are located at 5711 N. West Avenue, Fresno, California 93711. Our telephone number is (559) 435-1771. Our Internet address is www.pacificethanol.net. Information contained on, or that is accessible through, our websites should not be considered to be part of this prospectus.

The Offering

Common stock offered by the selling security holder	2,775,851 shares
Common stock outstanding prior to this offering	40,293,434 shares
Common stock to be outstanding after this offering	40,987,397 shares(1)
Use of proceeds	All proceeds of this offering will be received by the selling security holder for its own account. See “Use of Proceeds.”
Nasdaq Global Market symbol	PEIX
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(1)
Represents 40,293,434 shares of common stock currently outstanding plus 693,963 shares of common stock underlying a warrant to purchase common stock. Other than the 693,963 shares of common stock underlying the warrant, all shares of common stock offered by the selling security holder are issued and outstanding.

The number of shares of common stock being offered by the selling security holder includes an aggregate of 2,081,888 outstanding shares of common stock held by the selling security holder and assumes the exercise of a warrant whose underlying shares of common stock are covered by this prospectus in exchange for 693,963 shares of common stock, and the immediate resale of all of those 2,775,851 shares of common stock. The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 40,293,434 shares outstanding as of November 3, 2006, and excludes the following:

•	1,106,997 shares of common stock remaining reserved for issuance under our 2006 Stock Incentive Plan;

•
665,000 shares of common stock remaining reserved for issuance under our 2004 Stock Option Plan, of which options to purchase 665,000 shares were outstanding as of that date, at a weighted average exercise price of $7.83 per share;

•	options to purchase 63,000 shares of common stock outstanding as of that date under our Amended 1995 Incentive Stock Plan, at a weighted average exercise price of $5.83 per share;
•
2,934,798 shares of common stock underlying warrants outstanding as of that date, not including warrants covered by the registration statement of which this prospectus is a part, at a weighted average exercise price of $29.19 per share;

•	any additional shares of common stock we may issue from time to time after that date.

Summary Consolidated Historical Financial Data

The following financial data should be read in conjunction with the consolidated financial statements and the related notes thereto and our “Management’s Discussion and Analysis or Plan of Operation” discussions, all of which are incorporated by reference into this prospectus.

The consolidated statements of operations data for the six months ended June 30, 2006 and 2005 and the consolidated balance sheet data at June 30, 2006 and 2005 are derived from the consolidated unaudited financial statements incorporated by reference into this prospectus. The consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005, 2004 and 2003 are derived from the consolidated audited financial statements incorporated by reference into this prospectus. The historical results that appear below are not necessarily indicative of results to be expected for any future periods.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Consolidated Statements of Operations Data and other Comprehensive Income:
Net sales	$84,700,244	$25,116,430	$87,599,012	$19,764	$1,016,594
Cost of goods sold	79,067,377	24,917,278	84,444,183	12,523	946,012
Gross profit	5,632,867	199,152	3,154,829	7,241	70,582
Selling, general and administrative expenses	7,743,080	3,136,304	10,994,630	2,277,510	647,731
Services rendered in connection with feasibility study	--	852,250	852,250	--	--
Acquisition cost expense in excess of cash received	--	--	480,948	--	--
Discontinued design of cogeneration facility	--	--	310,522	--	--
Loss from operations	(2,110,213)	(3,789,402)	(9,483,521)	(2,270,269)	(577,149)
Other income (expense), net	1,329,257	(89,559)	(433,998)	(530,698)	(279,930)
Loss from operations before income taxes	(780,956)	(3,878,961)	(9,917,519)	(2,800,967)	(857,079)
Provision for income taxes	13,181	4,800	5,600	1,600	1,600
Net loss	$(794,137)	$(3,883,761)	$(9,923,119)	$(2,802,567)	$(858,679)

Preferred stock dividends	$(897,534)	$--	$--	$--	$--
Deemed dividend on preferred stock	(84,000,000)	--	--	--	--
Loss available to common stockholders	$(85,691,671)	$(3,883,761)	$(9,923,119)	$(2,802,567)	$(858,679)
Loss per common share, basic and diluted	$(2.73)	$(0.18)	$(0.40)	$(0.23)	$(0.07)
Weighted-average shares outstanding, basic and diluted	31,410,920	21,415,102	25,065,872	12,396,895	11,733,200
Consolidated Balance Sheet Data:
Cash and cash equivalents	$139,994,795	$16,427,839	$4,521,111	$42	$249,084
Working capital (deficit)	136,630,568	15,734,748	(2,894,133)	(1,024,747)	(357,576)
Total assets	283,162,429	40,685,355	48,184,812	7,179,263	6,559,634
Stockholders’ equity	258,864,572	32,751,883	28,515,431	1,355,732	1,367,828

No cash dividends on our common stock were declared during any of the periods presented above.

Various factors materially affect the comparability of the information presented in the above table. These factors relate primarily to a Share Exchange Transaction that was consummated on March 23, 2005 with the shareholders of PEI California, and the holders of the membership interests of each of Kinergy and ReEnergy, pursuant to which we acquired all of the issued and outstanding capital stock of PEI California and all of the outstanding membership interests of Kinergy and ReEnergy.

RISK FACTORS

The following summarizes material risks that you should carefully consider before you decide to buy our common stock in this offering. Any of the following risks, if they actually occur, would likely harm our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose the money you paid to buy our common stock.

Risks Related to our Business

We have incurred significant losses in the past and we may incur significant losses in the future. If we continue to incur losses, we will experience negative cash flow, which may hamper our operations, may prevent us from expanding our business and may cause our stock price to decline.

We have significant incurred losses in the past. For the six months ended June 30, 2006, we incurred a net loss of approximately $794,000. For the year ended December 31, 2005, we incurred a net loss of approximately $9.9 million. We expect to incur losses for the foreseeable future. We expect to rely on cash on hand, cash, if any, generated from our operations and future financing activities to fund all of the cash requirements of our business. If our net losses continue, we will experience negative cash flow, which may hamper current operations and may prevent us from expanding our business. We may be unable to attain, sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability our stock price may decline.

The high concentration of our sales within the ethanol production and marketing industry could result in a significant reduction in sales and negatively affect our profitability if demand for ethanol declines.

Our revenue is and will continue to be derived primarily from sales of ethanol. Currently, the predominant oxygenate used to blend with gasoline is ethanol. Ethanol competes with several other existing products and other alternative products could also be developed for use as fuel additives. We expect to be completely focused on the production and marketing of ethanol and its co-products for the foreseeable future. We may be unable to shift our business focus away from the production and marketing of ethanol to other renewable fuels or competing products. Accordingly, an industry shift away from ethanol or the emergence of new competing products may reduce the demand for ethanol. A downturn in the demand for ethanol would significantly and adversely affect our sales and profitability.

If the expected increase in ethanol demand does not occur, or if ethanol demand decreases, there may be excess capacity in our industry which would likely cause a decline in ethanol prices, adversely impacting our results of operations, cash flows and financial condition.

Domestic ethanol production capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 4.8 billion gallons per year at June 2006 according to the Renewable Fuels Association, or RFA. In addition, there is a significant amount of capacity being added to our industry. We believe that approximately 2.0 billion gallons per year of production capacity is currently under construction. This capacity is being added to address anticipated increases in demand. Moreover, under the United States Department of Agriculture’s CCC Bioenergy Program, which expired September 30, 2006, the federal government made payments of up to $150.0 million annually to ethanol producers that increase their production. This created an additional incentive to develop excess capacity. However, demand for ethanol may not increase as quickly as expected, or at all. If the ethanol industry has excess capacity, a fall in prices will likely occur which will have an adverse impact on our results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments and reduced United States gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage capabilities.

Our independent registered public accounting firm has advised management and our audit committee that they have identified a material weakness in our internal controls and we have concluded that we have a material weakness in our disclosure controls and procedures. Our business and stock price may be adversely affected if we do not remediate this material weakness or if we have other material weaknesses in our internal controls.

In connection with its audit of our consolidated financial statements for the year ended December 31, 2005, our independent registered public accounting firm advised management of the following matter that the accounting firm considered to be a material weakness: The current organization of our accounting department does not provide us with the appropriate resources and adequate technical skills to accurately account for and disclose our activities. Our resources to produce reliable financial reports and fulfill our other obligations as a public company are limited due to our small number of employees and the limited public company experience of our management. The existence of one or more material weaknesses in our internal controls could result in errors in our financial statements and substantial costs and resources may be required to rectify these material weaknesses. If we are unable to produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

We may not be able to implement our planned expansion strategy, including as a result of our failure to successfully manage our growth, which would prevent us from achieving our goals.

Our strategy envisions a period of rapid growth. We plan to grow our business by investing in new facilities and/or acquiring existing facilities as well as pursuing other business opportunities such as the production of other renewable fuels to the extent we deem those opportunities advisable. We believe that there is increasing competition for suitable production sites. We may not find suitable additional sites for construction of new facilities, suitable acquisition candidates or other suitable expansion opportunities.

We will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We plan to finance the expansion of our business with additional indebtedness. We may also issue additional equity securities to help finance our expansion. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings. In addition, we are planning the financing of our expansion strategy, and are initially using our existing cash to implement this strategy, based on the belief that we can secure additional debt financing in the future in order to complete our expansion. If we are unable to secure this debt financing, we will suffer from a lack of capital resources, our planned expansion strategy may be less successful than if we had planned solely on using our existing cash to finance our expansion, and our business and prospects may be materially and adversely effected.

We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded facilities. These requirements may not be satisfied in a timely manner or at all. Federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our results of operations and financial position. Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing operations.

Our construction costs may also increase to levels that would make a new facility too expensive to complete or unprofitable to operate. We have not entered into any construction contracts, other than site acquisition arrangements, that might limit our exposure to higher costs in developing and completing any new facilities. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

Rapid growth may impose a significant burden on our administrative and operational resources. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. We may be unable to do so.

We may not find additional appropriate sites for new facilities and we may not be able to finance, construct, develop or operate these new facilities successfully. We also may be unable to find suitable acquisition candidates. Accordingly, we may fail to implement our planned expansion strategy, including as a result of our failure to successfully manage our growth, and as a result, we may fail to achieve our goals.

The market price of ethanol is volatile and subject to significant fluctuations, which may cause our profitability to fluctuate significantly.

The market price of ethanol is dependent upon many factors, including the price of gasoline, which is in turn dependent upon the price of petroleum. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, Saudi Arabia, the former U.S.S.R. and other countries and regions. The industrialized world depends critically upon oil from these areas, and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline. We cannot predict the future price of oil or gasoline and may establish unprofitable prices for the sale of ethanol due to significant fluctuations in market prices. For example, our average sales price of ethanol declined by approximately 25% from our 2004 average sales price per gallon in five months from January 2005 through May 2005 and reversed this decline and increased to approximately 55% above our 2004 average sales price per gallon in four months from June 2005 through September 2005; and from September through December 2005, our average sales price of ethanol trended downward, but reversed its trend in the first nine months of 2006 by rising approximately 38% above our 2005 average price per gallon. In recent years, the prices of gasoline, petroleum and ethanol have all reached historically unprecedented high levels. If the prices of gasoline and petroleum decline, we believe that the demand for and price of ethanol may be adversely affected. Fluctuations in the market price of ethanol may cause our profitability to fluctuate significantly.

We believe that the production of ethanol is expanding rapidly. There are a number of new plants under construction and planned for construction, both inside and outside California. We expect existing ethanol plants to expand by increasing production capacity and actual production. Increases in the demand for ethanol may not be commensurate with increasing supplies of ethanol. Thus, increased production of ethanol may lead to lower ethanol prices. The increased production of ethanol could also have other adverse effects. For example, increased ethanol production could lead to increased supplies of co-products from the production of ethanol, such as wet distillers grain, or WDG. Those increased supplies could lead to lower prices for those co-products. Also, the increased production of ethanol could result in increased demand for corn. This could result in higher prices for corn and cause higher ethanol production costs and, in the event that we are unable to pass increases in the price of corn to our customers, will result in lower profits. We cannot predict the future price of ethanol, WDG or corn. Any material decline in the price of ethanol or WDG, or any material increase in the price of corn, will adversely affect our sales and profitability.

We rely heavily on our President and Chief Executive Officer, Neil Koehler. The loss of his services could adversely affect our ability to source ethanol from our key suppliers and our ability to sell ethanol to our customers.

Our success depends, to a significant extent, upon the continued services of Neil Koehler, who is our President and Chief Executive Officer. For example, Mr. Koehler has developed key personal relationships with our ethanol suppliers and customers. We greatly rely on these relationships in the conduct of our operations and the execution of our business strategies. The loss of Mr. Koehler could, therefore, result in the loss of our favorable relationships with one or more of our ethanol suppliers and customers. In addition, Mr. Koehler has considerable experience in the construction, start-up and operation of ethanol production facilities and in the ethanol marketing business. Although we have entered into an employment agreement with Mr. Koehler, that agreement is of limited duration and is subject to early termination by Mr. Koehler under certain circumstances. In addition, we do not maintain “key person” life insurance covering Mr. Koehler or any other executive officer. The loss of Mr. Koehler could also significantly delay or prevent the achievement of our business objectives.

The raw materials and energy necessary to produce ethanol may be unavailable or may increase in price, adversely affecting our sales and profitability.

The principal raw material we use to produce ethanol and its co-products is corn. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true since market conditions generally do not allow us to pass along increased corn costs to our customers because the price of ethanol is primarily determined by other factors, such as the price of oil and gasoline. At certain levels, corn prices may make ethanol uneconomical to use in markets where the use of fuel oxygenates is not mandated.

The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm our business. Corn bought by ethanol plants represented approximately 13% of the 2005 total corn supply according to 2005 results reported by the National Corn Growers Association. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn.

The production of ethanol also requires a significant amount of other raw materials and energy, primarily water, electricity and natural gas. For example, we estimate that our Madera County ethanol production facility will require significant and uninterrupted supplies of water, electricity and natural gas. The prices of electricity and natural gas have fluctuated significantly in the past and may fluctuate significantly in the future. Local water, electricity and gas utilities may not be able to reliably supply the water, electricity and natural gas that our facilities will need or may not be able to supply such resources on acceptable terms. In addition, if there is an interruption in the supply of water or energy for any reason, we may be required to halt ethanol production.

The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition.

The elimination or significant reduction in the Federal Excise Tax Credit could have a material adverse effect on our results of operations.

The production of ethanol is made significantly more competitive by federal tax incentives. The Federal Excise Tax Credit, or FETC, program, which is scheduled to expire on December 31, 2010, allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell regardless of the blend rate. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. If the fuel is blended with ethanol, the blender may claim a $0.51 tax credit for each gallon of ethanol used in the mixture. The FETC may not be renewed prior to its expiration in 2010, or if renewed, it may be renewed on terms significantly less favorable than current tax incentives. The elimination or significant reduction in the FETC could have a material adverse effect on our results of operations.

Waivers of the Renewable Fuels Standard minimum levels of renewable fuels included in gasoline could have a material adverse affect on our results of operations.

Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the Renewable Fuels Standard, or RFS, mandate with respect to one or more states if the Administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the United States, or that there is inadequate supply to meet the requirement. In addition, the Department of Energy was directed under the Energy Policy Act of 2005 to conduct a study by January 2006 to determine if the RFS will have a severe adverse impact on consumers in 2006 on a national, regional or state basis. Based on the results of the study, the Secretary of Energy must make a recommendation to the EPA as to whether the RFS should be waived for 2006. Any waiver of the RFS with respect to one or more states or with respect to 2006 would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

While the Energy Policy Act of 2005 imposes the RFS, it does not mandate the use of ethanol and eliminates the oxygenate requirement for reformulated gasoline in the Reformulated Gasoline Program included in the Clean Air Act.

The Reformulated Gasoline, or RFG, program’s oxygenate requirements contained in the Clean Air Act, which, according to the RFA, accounted for approximately 2.0 billion gallons of ethanol use in 2004, was completely eliminated on May 5, 2006 by the Energy Policy Act of 2005. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. The elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act may result in a decline in ethanol consumption in favor of other alternative fuels, which in turn could have a material adverse effect on our results of operations and financial condition.

Certain countries can export ethanol to the United States duty-free, which may undermine the ethanol production industry in the United States.

Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7.0% of United States production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7.0% limit). In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on United States prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. In addition The North America Free Trade Agreement countries, Canada and Mexico, are exempt from duty. Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development. In particular, the ethanol industry has expressed concern with respect to a new plant under development by Cargill, Inc., the fifth largest ethanol producer in the United States, in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol from El Salvador to the United States duty-free. Since production costs for ethanol in Brazil are estimated to be significantly less than what they are in the United States, the import of the Brazilian ethanol duty-free through El Salvador or another country exempted from the tariff may negatively impact the demand for domestic ethanol and the price at which we sell our ethanol.

Our purchase and sale commitments as well as inventory of ethanol held for sale subject us to the risk of fluctuations in the price of ethanol, which may result in lower or even negative gross profit margins and which could materially and adversely affect our profitability.

Our purchases and sales of ethanol are not always matched with sales and purchases of ethanol at prevailing market prices. We commit from time to time to the sale of ethanol to our customers without corresponding and commensurate commitments for the supply of ethanol from our suppliers, which subjects us to the risk of an increase in the price of ethanol. We also commit from time to time to the purchase of ethanol from our suppliers without corresponding and commensurate commitments for the purchase of ethanol by our customers, which subjects us to the risk of a decline in the price of ethanol. In addition, we generally increase inventory levels in anticipation of rising ethanol prices and decrease inventory levels in anticipation of declining ethanol prices. As a result, we are subject to the risk of ethanol prices moving in unanticipated directions, which could result in declining or even negative gross profit margins. Accordingly, our business is subject to fluctuations in the price of ethanol and these fluctuations may result in lower or even negative gross margins and which could materially and adversely affect our profitability.

We depend on a small number of customers for the vast majority of our sales. A reduction in business from any of these customers could cause a significant decline in our overall sales and profitability.

The vast majority of our sales are generated from a small number of customers. During 2005, sales to our three largest customers, each of whom accounted for 10% or more of total net sales, represented approximately 18%, 11% and 10%, respectively, representing an aggregate of approximately 39%, of our total net sales. During 2004, sales to Kinergy’s four largest customers, each of whom accounted for 10% or more of total net sales, represented approximately 13%, 12%, 12% and 12%, respectively, representing an aggregate of approximately 49%, of Kinergy’s total net sales. We expect that we will continue to depend for the foreseeable future upon a small number of customers for a significant portion of our sales. Our agreements with these customers generally do not require them to purchase any specified amount of ethanol or dollar amount of sales or to make any purchases whatsoever. Therefore, in any future period, our sales generated from these customers, individually or in the aggregate, may not equal or exceed historical levels. If sales to any of these customers cease or decline, we may be unable to replace these sales with sales to either existing or new customers in a timely manner, or at all. A cessation or reduction of sales to one or more of these customers could cause a significant decline in our overall sales and profitability.

Our lack of long-term ethanol orders and commitments by its customers could lead to a rapid decline in our sales and profitability.

We cannot rely on long-term ethanol orders or commitments by our customers for protection from the negative financial effects of a decline in the demand for ethanol or a decline in the demand for our marketing services. The limited certainty of ethanol orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because we depend on a small number of customers for a significant portion of our sales, the magnitude of the ramifications of these risks is greater than if our sales were less concentrated. As a result of our lack of long-term ethanol orders and commitments, we may experience a rapid decline in our sales and profitability.

We depend on a small number of suppliers for the vast majority of the ethanol that we sell. If any of these suppliers is unable or decides not to continue to supply us with ethanol in adequate amounts, we may be unable to satisfy the demands of our customers and our sales, profitability and relationships with our customers will be adversely affected.

We depend on a small number of suppliers for the vast majority of the ethanol that we sell. During 2005, our three largest suppliers, each of whom accounted for 10% or more of total purchases, represented approximately 22%, 20%, and 17%, respectively, of purchases, representing an aggregate of approximately 59%, of the total ethanol we purchased for resale. During 2004, Kinergy’s three largest suppliers, each of whom accounted for 10% or more of the total purchases, represented approximately 27%, 23% and 14%, respectively, of purchases, representing an aggregate of approximately 64% of the total ethanol Kinergy purchased for resale. We expect to continue to depend for the foreseeable future upon a small number of suppliers for a significant majority of the ethanol that we purchase. In addition, we source the ethanol that we sell primarily from suppliers in the Midwestern United States. The delivery of the ethanol that we sell is therefore subject to delays resulting from inclement weather and other conditions. If any of these suppliers is unable or declines for any reason to continue to supply us with ethanol in adequate amounts, we may be unable to replace that supplier and source other supplies of ethanol in a timely manner, or at all, to satisfy the demands of its customers. If this occurs, our sales and profitability and our relationships with our customers will be adversely affected.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

The hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our results of operations and financial position.

The ethanol production and marketing industry is extremely competitive. Many of our significant competitors have greater financial and other resources than we do and one or more of these competitors could use their greater resources to gain market share at our expense. In addition, certain of our suppliers may circumvent our marketing services, causing our sales and profitability to decline.

The ethanol production and marketing industry is extremely competitive. Many of our significant competitors in the ethanol production and marketing industry, such as Archer Daniels Midland Company, or ADM, Cargill, Inc., VeraSun Energy Corporation, Aventine Renewable Energy, Inc., and Abengoa Bioenergy Corp., have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, we have not yet begun full-scale production of ethanol and therefore are unable to capture the higher gross profit margins generally associated with full-scale production activities. As a result, our competitors, who are presently producing ethanol, may have greater relative advantages resulting from greater capital resources due to higher gross profit margins. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we could. Our lack of resources relative to many of our significant competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

In addition, some of our suppliers are potential competitors and, especially if the price of ethanol remains at historically high levels, they may seek to capture additional profits by circumventing our marketing services in favor of selling directly to our customers. If one or more of our major suppliers, or numerous smaller suppliers, circumvent our marketing services, our sales and profitability will decline.

We also face increasing competition from international suppliers. Although there is a $0.54 per gallon tariff, which is scheduled to expire in 2007, on foreign-produced ethanol that is approximately equal to the blenders’ credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that are generally substantially lower than ours.

Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial position.

We engage in hedging transactions and other risk mitigation strategies that could harm our results.

In an attempt to partially offset the effects of volatility of ethanol prices and corn and natural gas costs, we often enter into contracts to supply a portion of our ethanol production or purchase a portion of our corn or natural gas requirements on a forward basis and also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The financial statement impact of these activities is dependent upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased or sold. Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol. We also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol or unleaded gasoline.

We are a minority member of Front Range Energy, LLC with no control over virtually all of that entity’s business decisions. We are therefore dependent upon the business judgment and conduct of the manager and majority member of that entity. As a result, our interests may not be as well served as if we were in control of Front Range Energy, LLC, which could adversely affect its contribution to our results of operations and our business prospects related to that entity.

Front Range Energy, LLC operates an ethanol production facility located in Windsor, Colorado. We own approximately 42% of Front Range Energy, LLC, which represents a minority interest in that entity. The manager and majority member of Front Range Energy, LLC owns approximately 51% of that entity and has full control over virtually all of that entity’s business decisions, including those related to day-to-day operations. The manager and majority member of Front Range Energy, LLC has the exclusive right to set the manager’s compensation, determine cash distributions, decide whether or not to expand the ethanol production facility and make virtually all other business decisions on behalf of that entity. We are therefore dependent upon the business judgment and conduct of the manager and majority member of Front Range Energy, LLC. As a result, our interests may not be as well served as if we were in control of Front Range Energy, LLC. Accordingly, the contribution by Front Range Energy, LLC to our results of operations and our business prospectus related to that entity may be adversely affected by our lack of control over that entity.

Risks Related to our Common Stock

Our common stock has a small public float and shares of our common stock eligible for public sale could cause the market price of our stock to drop, even if our business is doing well, and make it difficult for us to raise additional capital through sales of equity securities.

As of November 3, 2006, we had outstanding approximately 40.2 million shares of our common stock. Approximately 12.8 million of these shares were restricted under the Securities Act of 1933, including approximately 5.9 million shares beneficially owned, in the aggregate, by our executive officers, directors and 10% stockholders. Accordingly, our common stock has a relatively small public float of approximately 27.4 million shares.

We have registered for resale a substantial number of shares of our common stock, including shares of our common stock underlying warrants. The holders of these shares are permitted, subject to few limitations, to freely sell these shares of common stock. In addition, we are in the process of registering for resale approximately 2.8 million shares of our common stock, including shares of our common stock underlying a warrant, in the registration statement of which this prospectus forms a part. If and when the registration statement covering these shares of common stock is declared effective, holders of these shares will be permitted, subject to few limitations, to freely sell these shares of common stock. As a result of our relatively small public float, sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants, or an anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our common stock. In addition, any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

As a result of our issuance of shares of Series A Preferred Stock to Cascade Investment, L.L.C., our common stockholders may experience numerous negative effects and most of the rights of our common stockholders will be subordinate to the rights of Cascade Investment, L.L.C.

As a result of our issuance of shares of Series A Preferred Stock to Cascade Investment, L.L.C., or Cascade, common stockholders may experience numerous negative effects, including substantial dilution. The 5,250,000 shares of Series A Preferred Stock issued to Cascade are immediately convertible into 10,500,000 shares of our common stock, which amount, when issued, would, based upon the number of shares of our common stock outstanding as of November 3, 2006, represent approximately 21% of our shares outstanding and, in the event that we are profitable, would likewise result in a decrease in our diluted earnings per share by approximately 21%, without taking into account cash or stock payable as dividends on the Series A Preferred Stock.

Other negative effects to our common stockholders will include potential additional dilution from dividends paid in Series A Preferred Stock and certain antidilution adjustments. In addition, rights in favor of holders of our Series A Preferred Stock include: seniority in liquidation and dividend preferences; substantial voting rights; numerous protective provisions; the right to appoint two persons to our board of directors and periodically nominate two persons for election by our stockholders to our board of directors; preemptive rights; and redemption rights. Also, the Series A Preferred Stock could have the effect of delaying, deferring and discouraging another party from acquiring control of Pacific Ethanol. In addition, based on our current number of shares of common stock outstanding, Cascade has approximately 21% of all outstanding voting power as compared to approximately 12% of all outstanding voting power held in aggregate by our current executive officers and directors. Any of the above factors may materially and adversely affect our common stockholders and the values of their investments in our common stock.

Our stock price is highly volatile, which could result in substantial losses for investors purchasing shares of our common stock and in litigation against us.

The market price of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly in the future. The market price of our common stock may continue to fluctuate in response to one or more of the following factors, many of which are beyond our control:

•	changing conditions in the ethanol and fuel markets;
•	the volume and timing of the receipt of orders for ethanol from major customers;
•	competitive pricing pressures;
•	our ability to produce, sell and deliver ethanol on a cost-effective and timely basis;
•	the introduction and announcement of one or more new alternatives to ethanol by our competitors;
•	changes in market valuations of similar companies;
•	stock market price and volume fluctuations generally;
•	regulatory developments or increased enforcement;
•	fluctuations in our quarterly or annual operating results;
•	additions or departures of key personnel;
•	our inability to obtain construction, acquisition, capital equipment and/or working capital financing; and
•	future sales of our common stock or other securities.

Furthermore, we believe that the economic conditions in California and other states, as well as the United States as a whole, could have a negative impact on our results of operations. Demand for ethanol could also be adversely affected by a slow-down in overall demand for oxygenate and gasoline additive products. The levels of our ethanol production and purchases for resale will be based upon forecasted demand. Accordingly, any inaccuracy in forecasting anticipated revenues and expenses could adversely affect our business. Furthermore, we recognize revenues from ethanol sales at the time of delivery. The failure to receive anticipated orders or to complete delivery in any quarterly period could adversely affect our results of operations for that period. Quarterly results are not necessarily indicative of future performance for any particular period, and we may not experience revenue growth or profitability on a quarterly or an annual basis.

The price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. In the past, securities class action litigation has often been brought against a company following periods of stock price volatility. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and our resources away from our business. Any of the risks described above could adversely affect our sales and profitability and also the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning future conditions in the ethanol marketing and production industries, and concerning our future business, financial condition, operating strategies, and operational and legal risks. We use words like “believe,” “expect,” “may,” “will,” “could,” “seek,” “estimate,” “continue,” “anticipate,” “intend,” “goal,” “future,” “plan” or variations of those terms and other similar expressions, including their use in the negative, to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as to our expectations as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual conditions in the ethanol marketing and production industries, and actual conditions and results in our business, could differ materially from those expressed in these forward-looking statements. In addition, none of the events anticipated in the forward-looking statements may actually occur. Any of these different outcomes could cause the price of our common stock to decline substantially. Except as required by law, we undertake no duty to update any forward-looking statement after the date of this prospectus, either to conform any statement to reflect actual results or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering. Rather, all proceeds will be received by the selling security holder.

Upon exercise of the warrant for cash, the underlying shares of common stock of which are offered for sale hereunder, we would receive an aggregate of approximately $10.0 million. However, the warrant contains cashless exercise provisions and it is therefore unlikely that we will receive any cash proceeds upon the exercise of the warrant. We expect to use any cash proceeds from the exercise of the warrant for general working capital purposes.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock in the past, and we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

We will pay dividends on our common stock only if and when declared by our board of directors. Our board of directors’ ability to declare a dividend is subject to restrictions imposed by Delaware law. In determining whether to declare dividends, the board of directors will consider these restrictions as well as our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

SELLING SECURITY HOLDER

Selling Security Holder Table

This prospectus covers the offer and sale by the selling security holder of up to an aggregate of 2,775,851 shares of common stock, including an aggregate of 2,081,888 issued and outstanding shares of our common stock and an aggregate of 693,963 shares of our common stock underlying a warrant to purchase common stock. The warrant is exercisable immediately through and including October 17, 2007 and contains both cash and cashless exercise provisions. We issued these shares and the warrant to the selling security holder in partial consideration of our acquisition from the selling security holder of 42% of the Class B Voting Units of Front Range Energy, LLC on October 17, 2006.

As part of that acquisition, we also entered into a Registration Rights Agreement with the selling security holder that required us to register for resale the shares of common stock and the shares of common stock underlying the warrant. If we are unable to maintain the effectiveness of the registration in accordance with the requirements of the Registration Rights Agreement, then an event of default will have occurred. On the date of an event of default, and on every monthly anniversary after the event of default until it is cured, we will be required to pay to the selling security holder, as liquidated damages and not as a penalty, an amount equal to 1.0% of (i) the sum of number of registrable securities held by the selling security holder plus the number of warrant shares issuable upon exercise of the warrant as of the date of the event of default, multiplied by (ii) the closing market price of our common stock on that date. The maximum aggregate amount of liquidated damages that we would be required to pay under the Registration Rights Agreement is $3.0 million. The Registration Rights Agreement also contains customary representations, warranties, covenants and other terms and conditions, including customary indemnity obligations on our part and on the part of the selling security holder.

The following table sets forth, to our knowledge, certain information about the selling security holder as of November 3, 2006, the date of the table, based on information furnished to us by the selling security holder. Except as otherwise indicated in the private offering description or footnotes following the table (i) the selling security holder has indicated to us that it is acting individually, not as a member of a group, and (ii) neither the selling security holder nor its affiliates has held any position or office or had any other material relationship with us in the past three years.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the Commission, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the selling security holder named in the table below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it. Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Percentage of beneficial ownership is based on 40,293,434 shares of common stock outstanding as of the date of the table. Shares shown as beneficially owned after the offering assume that all shares being offered are sold.

The terms of the warrant to purchase common stock prohibit exercise of the warrant to the extent that it would result in the selling security holder, together with its affiliates, beneficially owning in excess of 4.999% of our outstanding shares of common stock. The selling security holder may waive the 4.999% limitation upon 61 days’ prior written notice to us. Also, this limitation does not preclude the selling security holder from exercising the warrant and selling shares underlying the warrant, or selling other shares of common stock held by the selling security holder, in stages over time where each stage does not cause the selling security holder and its affiliates to beneficially own shares in excess of the limitation amount. Despite the limitations contained in the warrant, the number of shares shown in the table as beneficially owned by the selling security holder prior to this offering is in excess of 4.999% of the shares of our common stock outstanding based on the date of the table. The number of shares of common stock being offered by the selling security holder under this prospectus is in excess of the amount of shares issuable to the selling security holder without its waiver of the exercise limitations discussed above.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling security holder described below.

Name and Address of	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Being	Shares of Common Stock Beneficially Owned After Offering
Beneficial Owner	Number	Percentage	Offered	Number	Percentage
Eagle Energy, LLC 2113 Pebble Beach Lane Brandon, South Dakota 57005	2,775,851 (1)	6.8%	2,775,851 (1)	—	—
_______
(1)	Includes 693,963 shares underlying a warrant. Power to vote or dispose of the shares is held by David Fick as President and Chairman of the Board of Eagle Energy, LLC.

PLAN OF DISTRIBUTION

The selling security holder may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holder. The selling security holder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling security holder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as a selling security holder under this prospectus.

The selling security holder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holder and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling security holder. If we are notified by the selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holder uses this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of our common stock and activities of the selling security holder.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering covered by this prospectus:

•	Our current report on Form 8-K for October 17, 2006, as filed with the Commission on October 23, 2006 (File No. 0-21467);
•	Our current report on Form 8-K for October 2, 2006, as filed with the Commission on October 12, 2006;
•	Our current report on Form 8-K for October 4, 2006, as filed with the Commission on October 10, 2006;
•	Our current report on Form 8-K for September 6, 2006, as filed with the Commission on September 12, 2006;
•	Our current report on Form 8-K for August 23, 2006, as filed with the Commission on August 29, 2006;
•	Our quarterly report on Form 10-Q for the three months ended June 30, 2006, as filed with the Commission on August 18, 2006;
•	Our current report on Form 8-K for August 9, 2006, as filed with the Commission on August 15, 2006;
•	Our Proxy Statement for our 2006 Annual Meeting of Stockholders, as filed with the Commission on July 25, 2006;
•	Our current report on Form 8-K for June 26, 2006, as filed with the Commission on June 27, 2006;
•	Our current report on Form 8-K for June 20, 2006, as filed with the Commission on June 21, 2006;

•	Our current report on Form 8-K for May 25, 2006, as filed with the Commission on May 31, 2006;
•	Our quarterly report on Form 10-Q for the three months ended March 31, 2006, as filed with the Commission on May 15, 2006;
•	Our current report on Form 8-K for April 19, 2006, as filed with the Commission on April 24, 2006;
•	Our current report on Form 8-K for April 13, 2006, as filed with the Commission on April 19, 2006;
•	Our annual report on Form 10-KSB for the year ended December 31, 2005, as filed with the Commission on April 14, 2006;
•	Our current report on Form 8-K for January 26, 2006, as filed with the Commission on February 1, 2006; and
•
The description of our capital stock contained in Amendment No. 3 to Registration Statement on Form S-1 (Reg. No. 333-127714), as filed with the Commission on November 30, 2005, including any amendments or reports filed for the purpose of updating such description.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Information that is “furnished to” the Commission shall not be deemed “filed with” the Commission and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Pacific Ethanol, Inc.
5711 N. West Avenue
Fresno, California 93711
Attention: Secretary
Telephone: (559) 435-1771

LEGAL MATTERS

The validity of the shares of common stock offered in this offering will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

The financial statements incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report and are incorporated by reference in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its telephone number is (212) 509-4000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with respect to the common stock offered in this prospectus with the Commission in accordance with the Securities Act, and the rules and regulations enacted under its authority. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the full text of the document which is filed as an exhibit to the registration statement. Each statement concerning a document which is filed as an exhibit should be read along with the entire document. For further information regarding us and the common stock offered in this prospectus, we refer you to the registration statement and its exhibits and schedules, which may be inspected without charge at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information on the Public Reference Room.

The Commission also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission. The Commission’s website address is http://www.sec.gov.

PACIFIC ETHANOL, INC.

PROSPECTUS

November 6, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.